# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Terrestrial Energy Inc., CIK 0002019804
CUSIP: 881454102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2730 W. Tyvola Road, Suite 100, Charlotte, North Carolina (NC), 28217
Date of event which requires filing of this statement: 10/28/2025
Filed by CIK 0002092979
Persons authorized to receive notices and communications: David LeBlanc, 2730 W. Tyvola Road, Suite 100, Charlotte, North Carolina (NC), 28217, (646) 687-8212

## Reporting persons
- David LeBlanc (CIK 0002092979): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 8,386,018; shared voting power 3,014,391; sole dispositive power 11,400,410; shared dispositive power 0; aggregate amount beneficially owned 11,400,410 (9.7% of the class)
  Comment: (1)Includes (i) 11,175,778 ExchangeCo Shares (as defined below), (ii) 145,464 shares underlying stock options which are vested or are expected to vest within 60 days of the date of this filing, (iii) 17,882 shares underlying warrants which are exercisable within 60 days of the date of this filing, (iv) 13,731 shares held by M. Denis-LeBlanc Medecine Societe Professionelle, ("MSP"), an entity owned by the Reporting Person's wife, and (v) 41,574 shares underlying warrants held by MSP, which are exercisable within 60 days of the date of this filing. As of date of this report, the power to vote 3,014,391 shares, as indicated in Row 8, may be directed in accordance with the Voting Agreement (as defined below). The Reporting Person disclaims beneficial ownership of the shares held by MSP and his wife, except in each case to the extent of the Reporting Person has voting or investment power therein, if any.
  
  (2)With respect to Row 13, the percentage is based on the quotient obtained by dividing (a) the number of shares of Common Stock beneficially owned by the Reporting Person by (b) the sum of 105,782,441 shares of Common Stock of the Issuer (inclusive of all shares of Common Stock issuable upon exchange of the ExchangeCo Shares (as defined below), outstanding as of October 28, 2025, immediately after giving effect to the consummation of the Business Combination (as defined in Item 3 below). "ExchangeCo Shares" means exchangeable shares in Terrestrial Energy Canada (Exchange) Inc., a corporation existing under the laws of the Province of Ontario, and an indirect, wholly owned subsidiary of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Terrestrial Energy Inc.
Address of issuer's principal executive offices: 2730 W. Tyvola Road, Suite 100, Charlotte, North Carolina (NC), 28217

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by David LeBlanc (the "Reporting Person").
Residence or business address: The Reporting Person's address is 2730 W. Tyvola Road, Suite 100, Charlotte, NC 28217
Present principal occupation or employment: The Reporting Person is the Chief Technology Officer and a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
All of the shares of Common Stock reported herein as beneficially owned by the Reporting Person were acquired pursuant to a Business Combination Agreement, dated March 26, 2025 (as amended from time to time, the "Business Combination Agreement"), by and among the Issuer (which was formerly known as HCM II Acquisition Corp. or "HCM II"), HCM II Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of HCM II ("Merger Sub"), and Terrestrial Energy Development Inc., a Delaware corporation (formerly known as Terrestrial Energy Inc., or "Legacy Terrestrial"). Pursuant to the terms of the Business Combination Agreement, Merger Sub merged with and into Legacy Terrestrial, with Legacy Terrestrial surviving as the surviving company and as a wholly owned subsidiary of Issuer (the "Merger" and, collectively with the other transactions described in the Business Combination Agreement, the "Business Combination"). The Business Combination closed on October 28, 2025 (the "Closing").

In connection with Closing, and subject to the terms and conditions of the Business Combination Agreement, among other things, (i) each share of Legacy Terrestrial's common stock issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into the right to receive a number of shares of the Issuer's common stock equal to the Exchange Ratio (the "Per Share Merger Consideration"), (ii) each share of Legacy Terrestrial's preferred stock designated as "Series A Preferred Stock" or "Series A-1 Preferred Stock" that was issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into the right to receive a number of shares of the Issuer's common stock equal to the (A) the number of Legacy Terrestrial's common stock into which such Legacy Terrestrial's preferred shares were converted in accordance with Legacy Terrestrial's governing documents as of immediately prior to the effective time; multiplied by (B) the Per Share Merger Consideration, (ii) each outstanding and unexercised option to purchase shares of Legacy Terrestrial common stock (a "Legacy Terrestrial Option"), whether vested or unvested, issued and outstanding immediately prior to the Closing was automatically assumed by the Issuer such that, as of the effective time, each share underlying each Legacy Terrestrial Option became the Issuer's common stock and the number of such shares were equal to the Exchange Ratio, and (iv) each warrant to purchase shares or other equity interests of Legacy Terrestrial (each, a "Legacy Terrestrial Warrant") that was outstanding and unexercised immediately prior to the effective time was assumed by the Issuer and became exercisable, in accordance with the terms and conditions of such Legacy Terrestrial Warrant, for the Per Share Base Consideration.

Capitalized terms used in this Schedule 13D but not defined herein, or for which definitions are not otherwise incorporated by reference herein, shall have the meanings given to such terms in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 3, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares reported herein for investment purposes and to incentivize him in connection with his employment with the Issuer.

To the extent required by Item 4, the information contained in Item 3 and Item 6 is incorporated herein by reference.

The Reporting Person serves as Chief Technology Officer of the Issuer and as a member of the Issuer's Board of Directors and, in such capacities, may have influence over the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the that certain Lock-Up Agreement, as described in Item 6 of this Schedule 13D, and the Issuer's Insider Trading Policy (the "Insider Trading Policy"), the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals that may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately negotiated transactions, depending upon the Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, subject to the limitations under the Lock-Up, Insider Trading Policy and securities law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows (7) through (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth herein, no transactions in the Common Stock were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
To the extent required by Item 6, the information contained in Item 3 is incorporated herein by reference.

On the Closing Date, the Reporting Person entered into a voting co-ordination agreement (the "Voting Agreement") with Simon Irish, a stockholder of the Issuer and its Chief Executive Officer, pursuant to which to the extent the Reporting Person would otherwise be entitled to cast more votes, on any matter submitted to stockholders of the Issuer, than Mr. Irish, the Reporting Person has granted Mr. Irish the power to direct the voting of such excess shares. Giving effect to such arrangement, as of the date of this report, Mr. Irish also has sole voting power with respect to an additional 3,014,391 shares beneficially owned by the Reporting Person. The foregoing description is qualified in its entirety by the text of the Voting Agreement, which is included as an exhibit under Item (7) and is incorporated herein by reference.

On the Closing Date the Reporting Person entered into a lock-up agreement (the "Lock-Up Agreement") with the Issuer, pursuant to which the Reporting Person agreed to restrictions on transfer for up to one year following the Closing Date with respect to the Lock-Up Shares (as defined in the Lock-Up Agreement), which lock-up, subject to certain exceptions and permitted transfers, including but not limited to, transfers to certain affiliates or family members, or the exercise of certain stock options and warrants. The Lock-Up Agreements further provide that following the 180th day following the Closing, (a) fifty percent(50%) of the Key Holder Lock-Up Shares may be transferred once the dollar volume-weighted average adjusted price for the New Terrestrial Common Shares calculated as an average for the prior twenty Business Days (the "VWAP") equals or exceeds $15.00 per share, and (b) all of the Key Holder Lock-Up Shares may be transferred once the VWAP equals or exceeds $20.00 per share. The foregoing description is qualified in its entirety by the text of the Lock Up Agreement, which is included as an exhibit under Item (7) and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Form of Lock-Up Agreement, by and among HCM II Acquisition Corp. and the other parties thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 3, 2025).

Exhibit 2: Voting Co-ordination Agreement dated October 28, 2025, by and between Dr. David LeBlanc and Simon Irish.

## Signatures
- David LeBlanc: /s/ David LeBlanc, David LeBlanc (11/04/2025)